Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

Date: September 6, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC

Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 1 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Barclays CEO Energy - Power Conference Thierry Pilenko Chairman and Chief Executive Officer, Technip Doug Pferdehirt President and Chief Executive Officer, FMC Technologies x Benefits of Innovation on Subsea Project Economics x Merger Update: Process and Plans

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 2 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Disclaimer Forward - Looking Statements This communication contains “forward - looking statements . ” All statements other than statements of historical fact contained in this report are forward - looking statements within the meaning of Section 27 A of the United States Securities Act of 1933 , as amended (the “Securities Act”), and Section 21 E of the United States Securities Exchange Act of 1934 , as amended (the “Exchange Act”) . Forward - looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results . Forward - looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof . The absence of these words, however, does not mean that the statements are not forward - looking . These forward - looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us . While management believes that these forward - looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate . Factors that could cause actual results to differ materially from those in the forward - looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise ; failure to satisfy other closing conditions to the proposed transactions ; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“ TechnipFMC ”) should be treated for U . S . tax purposes as a result of the proposed transaction ; risks associated with tax liabilities, or changes in U . S . federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U . S . federal tax purposes ; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected ; failure to realize anticipated benefits of the combined operations ; risks relating to unanticipated costs of integration ; reductions in client spending or a slowdown in client payments ; unanticipated changes relating to competitive factors in the companies’ industries ; ability to hire and retain key personnel ; ability to successfully integrate the companies’ businesses ; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors ; ability to attract new clients and retain existing clients in the manner anticipated ; reliance on and integration of information technology systems ; changes in legislation or governmental regulations affecting the companies ; international, national or local economic, social or political conditions that could adversely affect the companies or their clients ; conditions in the credit markets ; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings ; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls . All of our forward - looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections . You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q, Current Reports on Form 8 - K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S . A . ’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator ( Autorité des Marchés Financiers or the “AMF”) . We wish to caution you not to place undue reliance on any forward - looking statements, which speak only as of the date hereof . We undertake no obligation to publicly update or revise any of our forward - looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law .

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 3 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Disclaimer No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations . Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction . Additional Information Important Additional Information Will be Filed with the SEC TechnipFMC has filed with the SEC a registration statement on Form S - 4 , which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”) . A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S - 4 is declared effective by the SEC . INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www . sec . gov . In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www . fmctechnologies . com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www . technip . com (for documents filed with the SEC by Technip) . Important Additional Information Will be Made Available in an Information Document Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders call ed to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com .

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 4 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Disclaimer Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Direct ive TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect t o the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (incl udi ng any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available. Participants in the Solicitation FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report . Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC . Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10 - K for the year ended December 31 , 2015 and its Proxy Statement on Schedule 14 A, dated March 25 , 2016 , which are filed with the SEC and can be obtained free of charge from the sources indicated above . Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31 , 2015 filed with the AMF and can be obtained free of charge from the sources indicated above .

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 5 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Our Combination: Driving Change by Redefining the Production and Transformation of Oil & Gas Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond Surface Global product and service platform ▪ Enhanced offering in North America ▪ Strengthened international presence Products: best - in - class equipment and systems provider ▪ Leading and highly complementary equipment offering; scaling up best - in - class technology through enhanced R&D Projects: unique capabilities throughout project life - cycle ▪ From concept to project delivery and beyond; setting new project economic standards Subsea Services: enhanced service proposition ▪ Leveraging FMC Technologies’ leading solutions to service a larger installed base; expanding scope of service offering Onshore / Offshore Strong midstream/downstream footprint ▪ Leveraging further on Technip’s engineering capabilities ▪ From concept to technology to project delivery ▪ 60 years of complex developments & client relationships

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 6 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Building on Proven Success 2 Combining Forces to Do Even More 3 Innovation – “Making It Real” 4 Benefits of Full Integration Agenda 5 Redefining the Production and Transformation of Oil and Gas

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 7 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Technip and FMC Technologies are Helping Clients Achieve Sustainable Project Economics Client concerns ▪ Preserving cash flows, balance sheets, dividends ▪ Finding value at a lower oil price ▪ Ensuring structural change in project costs ▪ Changing their field development model Our responses ▪ Enabling brownfield and long tie - backs ▪ Early involvement to optimize design and time to first oil ▪ Integrating full - field development ▪ Technology to drive efficiency and simplification Clients are embracing our integrated approach to drive better project economics in subsea

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 8 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Increasing Rate of Market Acceptance of Forsys Subsea Concept 0 2 4 6 8 10 12 14 16 18 0 2 4 6 8 10 12 14 No. of FEED Studies Months after Establishing JV/Alliance Awarded Integrated FEED Studies 16 Forsys Subsea has been awarded 16 integrated FEED studies since inception in June 2015

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 9 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Diversified Mix of Integrated FEED Studies Forsys Subsea studies by type Customer Type Geography Independents NOCs IOCs GOM Asia Pacific North Sea Relationships Non - alliance Alliance Africa Field Type Greenfield Brownfield Scope (Tree Count) 11 - 20 XTs 1 - 10 XTs 21+ XTs The Forsys Subsea studies cover all types of clients, scopes, fields worldwide

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 10 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Our Combination Takes Forsys Subsea Further TechnipFMC Can Do More ▪ Create a single, contracting partner ▪ Accelerate and integrate technology innovation ▪ Create a more cost - effective operating structure ▪ Develop integrated offerings beyond subsea Increasing interest in the integrated model as clients better understand capabilities of the TechnipFMC Combination

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 11 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Building on Proven Success 2 Combining Forces to Do Even More 3 Innovation – “Making It Real” 4 Benefits of Full Integration Agenda 5 Redefining the Production and Transformation of Oil and Gas

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 12 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 TechnipFMC will Offer Clients Unique Subsea Products and Services … SURF: Subsea umbilicals , risers and flowlines Topsides and facilities SPS: Subsea production systems (including processing) FEED and sub - surface expertise Life of field and monitoring

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 13 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 … and a Full Suite of Capabilities Sourced from a Single Contracting Partner Project Execution Engineering Conceptual Design & FEED LOF & Maintenance Procurement Construction Installation Equipment supply Rationalized subsea architecture and design Optimized technology applications Improved field performance Joint SPS+SURF R&D for improved technology application and combination Shortened time to first oil and offshore installation through better planning Reduced project interfaces and contingencies Strengthen leverage on procurement Maximised reliability and uptime Increased aftermarket capabilities Improved performance over the life of field Accelerate time to first oil Superior project execution Maximize production uptime Leading market players Genesis and Forsys Subsea Leading market players SPS and SURF Largest installed base

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 14 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Building on Proven Success 2 Combining Forces to Do Even More 3 Innovation – “Making It Real” 4 Benefits of Full Integration Agenda 5 Redefining the Production and Transformation of Oil and Gas

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 15 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 “Making It Real” Integrate Technologies Redesign Subsea Redefine Industry Reinvent Products

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 16 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Reinvent Products • Simplicity – 50% fewer parts • Deliverability – 50% schedule reduction • Installability – 50% less weight

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 17 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Integrate Technologies Manifold Connector Flexible pipe Subsea processing ETH PiP (1) Optimized connectivity Increased efficiency Simplified architecture Direct Tie - In (1) ETH PiP : Electrically Trace Heated Pipe - in - Pipe

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 18 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Redesign Subsea Traditional field development Integrated technological approach Fewer SPS interfaces and reduced equipment complexity Reduction in flowlines and risers Faster installation and reduced heavy lift requirements Lower execution risk and shorter time to first oil TechnipFMC Integrated Approach Up to 30% cost reduction in SPS/SURF scope

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 19 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Building on Proven Success 2 Combining Forces to Do Even More 3 Innovation – “Making It Real” 4 Benefits of Full Integration Agenda 5 Redefining the Production and Transformation of Oil and Gas

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 20 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Significant Potential for Cost Synergies Supply Chain ▪ Commodity raw material cost savings ▪ Better terms with shared suppliers ▪ Beneficial scale effect from higher volumes Infrastructure ▪ Right - size general & administrative expense ▪ Rationalize real - estate footprint ▪ Leverage regional shared services Corporate and Others ▪ One Board of Directors ▪ One management team ▪ Leverage global shared services ~$400m Pre - Tax Savings Run Rate 12/31/18e ▪ Additional cost reduction opportunities ▪ Other financial upside Base plan Stretch Pre - Tax Cost Synergies of approximately $400m by 2019

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 21 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Integrated Approach: Improved Project Economics Create Revenue Synergies ▪ Early involvement can improve positioning on new projects ▪ Integrated technologies provide differentiation and significant cost reduction ▪ Portfolio of projects and solutions can capture greater subsea scope ▪ Substantial revenue growth from expanded “Life of Field” opportunity ▪ Shorter project delivery schedules will accelerate time to first oil ▪ Integrated EPCI ( iEPCI ) will improve execution Multiple opportunities to create revenue synergies An integrated approach benefits both revenue and profitability

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 22 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Building on Proven Success 2 Combining Forces to Do Even More 3 Innovation – “Making It Real” 4 Benefits of Full Integration Agenda 5 Redefining the Production and Transformation of Oil and Gas

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 23 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 44.3 23.6 19.6 16.5 15.7 14.8 13.3 12.5 9.4 6.4 0 15 30 45 SLB HAL NewCo GE O&G BHI NOV TEC SPM WFT FTI 1.2 1.8 1.9 1.9 2.3 2.3 3.7 5.7 7.5 0 3 6 9 FTI NewCo NOV SLB TEC BHI HAL WFT SPM Leading OFS Provider With Scale and Strong Balance Sheet One of Largest OFS Companies by Revenue… Top 10 OFS Companies by 2015A Revenue ($ Bn ) Source Company Filings 2015A Debt / EBITDA (1) (x) 1 EBITDA calculated as Revenue - Expenses + Depreciation and Amortization … With an Industry Leading Balance Sheet ▪ Provide a comprehensive and flexible offering ▪ Accelerate and integrate technology innovation ▪ Create a single, accountable contracting partner ▪ Create a more cost - effective operating structure ▪ Lower project costs, drive differentiation, and expand markets with integrated EPCI ( iEPCI ) ▪ Develop integrated offerings beyond subsea ▪ Merger on track to close Q1 2017 Creating unique competencies and delivering unparalleled value